UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Webzen Inc.
(Name of Issuer)

Common Shares, 500 Won per share
(Title of Class of Securities)

94846M102
(CUSIP Number)
Daerung Post Tower II 14th Floor 182-13 Guro3-Dong, Guro-Gu Seoul, Korea 152-790
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) April 15, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94846M102

1	NAMES OF REPORTING PERSONS NHN Games Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Korea, Republic of
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,469,784 Common Shares
	8	SHARED VOTING POWER 4,477,635 Common Shares*
	9	SOLE DISPOSITIVE POWER 3,469,784 Common Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,477,635 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Beneficial ownership of 997,851 Common Shares owned by Nam-Ju Kim, Ki-Yong Cho and Kil-Saup Song (the “Individuals”) is being reported hereunder because NHN Games Co., Ltd. may be deemed to have formed a group with the Individuals as a result of the Arrangement and the relationship described in this Amendment No. 3.  Beneficial ownership of 10,000 Common Shares owned by Chang Keun Kim is being reported hereunder because Chang Keun Kim was a director of NHN Games Co., Ltd. and, due to this relationship, his Common Shares may be deemed to be co-hold with NHN Games Co, Ltd.  Pursuant to Rule 13d-4, neither the filing of this Amendment No. 3 nor any of its contents shall be deemed to constitute an admission by NHN Games Co., Ltd. that it is the beneficial owner of any Common Shares owned by the Individuals or Chang Keun Kim for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 94846M102

1	NAMES OF REPORTING PERSONS Nam-Ju Kim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Korea, Republic of
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 398,636 Common Shares
	8	SHARED VOTING POWER 4,477,635 Common Shares*
	9	SOLE DISPOSITIVE POWER 398,636 Common Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,477,635 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Beneficial ownership of 3,469,784 Common Shares owned by NHN Games Co., Ltd., 599,215 Common Shares collectively owned by Individuals other than Nam-Ju Kim and 10,000 Common Shares owned by Chang Keum Kim is being reported hereunder because NHN Games Co., Ltd. may be deemed to have beneficial ownership of such shares as a result of the Arrangement and the relationship described in this Amendment No. 3, and NHN Games Co., Ltd. and Nam-Ju Kim may be deemed to have formed a group.  Pursuant to Rule 13d-4, neither the filing of this Amendment No. 3 nor any of its contents shall be deemed to constitute an admission by Nam-Ju Kim that he is the beneficial owner of any Common Shares except for those for which he exercises sole voting power for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 94846M102

1	NAMES OF REPORTING PERSONS Ki-Yong Cho
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Korea, Republic of
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 294,095 Common Shares
	8	SHARED VOTING POWER 4,477,635 Common Shares*
	9	SOLE DISPOSITIVE POWER 294,095 Common Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,477,635 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Beneficial ownership of 3,469,784 Common Shares owned by NHN Games Co., Ltd., 703,756 Common Shares collectively owned by Individuals other than Ki-Yong Cho and 10,000 Common Shares owned by Chang Keun Kim is being reported hereunder because NHN Games Co., Ltd.  may be deemed to have beneficial ownership of such shares as a result of the Arrangement and the relationship described in this Amendment No. 3, and NHN Games Co., Ltd. and Ki-Yong Cho may be deemed to have formed a group.  Pursuant to Rule 13d-4, neither the filing of this Amendment No. 3 nor any of its contents shall be deemed to constitute an admission by Ki-Yong Cho that he is the beneficial owner of any Common Shares except for those for which he exercises sole voting power for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 94846M102

1	NAMES OF REPORTING PERSONS Kil-Saup Song
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Korea, Republic of
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 305,120 Common Shares
	8	SHARED VOTING POWER 4,477,635 Common Shares*
	9	SOLE DISPOSITIVE POWER 305,120 Common Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,477,635 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Beneficial ownership of 3,469,784 Common Shares owned by NHN Games Co., Ltd., 692,731 Common Shares collectively owned by Individuals other than Kil-Saup Song and 10,000 Common Shares owned by Chang Keun Kim is being reported hereunder because NHN Games Co., Ltd. may be deemed to have beneficial ownership of such shares as a result of the Arrangement and the relationship described in this Amendment No. 3, and NHN Games Co., Ltd. and Kil-Saup Song may be deemed to have formed a group.  Pursuant to Rule 13d-4, neither the filing of this Amendment No. 3 nor any of its contents shall be deemed to constitute an admission by Kil-Saup Song that he is the beneficial owner of any Common Shares except for those for which he exercises sole voting power for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 94846M102

1	NAMES OF REPORTING PERSONS Chang Keun Kim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Korea, Republic of
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,000 Common Shares
	8	SHARED VOTING POWER 4,477,635 Common Shares*
	9	SOLE DISPOSITIVE POWER 10,000 Common Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,477,635 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Beneficial ownership of 3,469,784 Common Shares owned by NHN Games Co., Ltd., and 997,851 Common Shares collectively owned by the Individuals is being reported hereunder because NHN Games Co., Ltd. may be deemed to have beneficial ownership of such shares as a result of the Arrangement and the relationship described in this Amendment No. 3, and NHN Games Co., Ltd. and Chang Keun Kim may be deemed to have formed a group based upon their relationship.  Pursuant to Rule 13d-4, neither the filing of this Amendment No. 3 nor any of its contents shall be deemed to constitute an admission by Chang Keun Kim that he is the beneficial owner of any Common Shares except for those for which he exercises sole voting power for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 amends the Report on Schedule 13D, originally filed on June 26, 2008 (the “Original 13D”), as amended by Schedule 13D filed on October 7, 2008 (“Amendment No. 1”) and Schedule 13D filed on June 19, 2009 (“Amendment No. 2” and, collectively with the Original 13D and Amendment No. 1, the “Schedule 13D”), with respect to the Common Shares (as defined below) of the Company (as defined below) beneficially owned, directly or indirectly, by NHN Games Co. Ltd., a company incorporated with limited liability under the laws of the Republic of Korea (“NHN Games”).

The Reporting Persons (as defined below) are filing this Amendment No. 3 in connection with NHN Games’ entry into an Agreement and Plan of Merger with the Company as described in Item 4 below.

Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D.  Capitalized terms used without definitions in this Amendment No. 3 shall have the respective meanings ascribed to them in the Schedule 13D.

Item 1. Security and Company

This statement relates to the common shares, par value ~~W~~500 per share, of Webzen, Inc. (the “Common Shares”), a company incorporated with limited liability under the laws of the Republic of Korea (the “Company”).  The principal executive office of the Company is located at Daerung Post Tower II, 14th Floor, 182-13 Guro3-Dong, Guro-Gu, Seoul 152-790, Korea.

Item 2. Identity and Background

(a) – (c) This Amendment No. 3 is being filed jointly by (i) NHN Games, (ii) Nam-Ju Kim, Ki-Yong Cho and Kil-Saup Song (“Individuals”) and (iii) Chang Keun Kim (Chang Keun Kim, together with NHN Games and the Individuals (the “Reporting Persons,”).  On August 24, 2009 Hyung-Choel Kim resigned from his post as the CFO and Director of the Company and withdrew from the Arrangement (as defined below) and the group.

Individuals and Chang Keun Kim

Each of the Individuals recently was or currently is a Director and/or a member of the senior management of the Company.  Due to this relationship, the Individuals are deemed to co-hold the Common Shares under Section 142 of the Capital Market and Financial Investment Business Act of the Republic of Korea.

Chang Keun Kim is the Chief Executive Officer of the Company.  Until November 28, 2008, Chang Keun Kim was a director of NHN Games, and due to this relationship with NHN Games, Chang Keun Kim is deemed to co-hold the Common Shares with NHN Games under Section 142 of the Capital Market and Financial Investment Business Act of the Republic of Korea.

Below is the name, business address, present principal occupation or employment and citizenship of each of the Individuals and Chang Keun Kim, as of the date hereof.

Name	Residence or business address	Present principal occupation	Citizenship

Nam-Ju Kim	#C-3407 Galleria Apt. 40 Jamsil-dong, Songpa-Gu Seoul, Korea	–	Korea

Ki-Yong Cho	Joongwon Building 8th Fl, 158-3 Sokchon-Dong Songpa-Gu, Seoul Korea 138-190	CEO of Reloaded Studios Inc.	Korea

Name	Residence or business address	Present principal occupation	Citizenship

Kil-Saup Song	#101-3201 StarPark Sinchun-dong, Songpa-Gu Seoul, Korea	–	Korea

Chang Keun Kim	Daerung Post Tower II 14th Fl, 182-13 Guro3-Dong Guro-Gu, Seoul, 152-790 Korea.	President, CEO and Director of the Company	Korea

NHN Games

NHN Games is a developer of massively-multiplayer online games (“MMOGs”) and is a subsidiary of NHN Corporation, an operator of Naver, an Internet search engine and an online game portal, based in Korea. The address of the principal office of NHN Games is Daerung Post Tower II, 13th Floor, 182-13 Guro3-Dong, Guro-Gu, Seoul 152-790, Korea.  NHN Games is a privately owned company and is not listed on any exchanges. Set forth in Schedule A hereto, which is incorporated herein by reference, are the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of the directors and senior officers of NHN Games, as of the date hereof.

(d)  During the past five years, neither the Individuals, Chang Keun Kim, NHN Games nor, to NHN Games’ knowledge, any person named in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, neither the Individuals, Chang Keun Kim, NHN Games nor, to NHN Games’ knowledge, any person named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  See (a) – (c) above.

Item 3. Source and Amount of Funds or other Consideration

The description of the Transaction (as defined below) set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

The Company and NHN Games entered into an Agreement and Plan of Merger, dated as of April 15, 2010 (the “Merger Agreement”).  Pursuant to the Merger Agreement, NHN Games will merge into the Company, subject to required approval from the shareholders and relevant governmental agencies (the “Transaction”).  In consideration for the Transaction, shareholders of NHN Games will receive 1.57262712 Common Shares for every NHN Games’ common share. This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the English translation of the Merger Agreement filed as Exhibit 2.1 to this Amendment No. 3 and incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

The Transaction is aimed at realizing the benefit of synergy effects by combining the operations and streamlining the online game development process in the face of increasing competition and slowdown in market growth rate.

NHN Games is the largest and controlling shareholder of the Company.  NHN Games became the largest shareholder of the Company since June 2008 and currently owns 3,469,784 Common Shares or 29.3% of the outstanding Common Shares.  On September 9, 2008, Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song, Hyung-Cheol Kim (no longer part of the Arrangement (as defined below) since August 2009) and Chang Keun Kim each executed and delivered a power of attorney appointing NHN Games as the attorney-in-fact with full power and authority to act with respect to all matters related to Section 147 of the Capital Market and Financial Investment Business Act, which sets forth the obligation to report beneficial ownership of equity securities of more than 5% of a class of stock listed on Korea Exchange or KOSDAQ.  When NHN Games purchased the Common Shares from the Individuals, it had an informal arrangement (the “Arrangement”) with the Individuals that the Individuals would have a good faith discussion with NHN Games before exercising any voting rights of the Common Shares and that they shall exercise such voting rights together in the same direction in accordance with the discussion for matters relating to changing or influencing control of the Company, including:

•      elections and dismissals of directors;

•      amendments to the article of incorporation regarding the organization of the Company including any change to the board of directors;

•      changes to the capital of the Company;

•      approvals of dividend plans;

•      mergers and spin-offs;

•      general share exchanges or stock transfers;

•      transfers or acquisitions of significant business operations;

•      disposals of significant assets; and

•      dissolution of the Company.

After the Transaction, the Arrangement will no longer be effective as one of the main parties, NHN Games, will cease to exist.

The Transaction will be consummated through a merger of NHN Games with and into the Company under Korean law, pursuant to which NHN Games will cease to exist and the Company will be the surviving entity.  In connection with the Transaction, shareholders of NHN Games will be issued the Common Shares in exchange for the shares of NHN Games held by them, pursuant to an exchange ratio determined by a formula prescribed under Korean securities law.  Article 176-5 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea (the “Enforcement Decree”) provides that, in cases of a merger between a “stock-listed corporation” and a “stock-unlisted corporation” (i.e., a private company), (i) the stock exchange ratio shall be determined based upon the market price of the stock-listed corporation (as long as market price exceeds the net asset value per share) and the weighted average of “asset value,” “earnings value” and “relative value” of the stock-unlisted corporation, provided that when relative value is unavailable, it may be replaced with the weighted average of the asset value and earnings value (the methods of calculating asset value, earnings value and relative value are to be prescribed by the Financial Services Commission (“FSC”)) and (ii) if the surviving entity after the merger is a stock-listed corporation, the appropriateness of the merger value shall be appraised by an outside appraisal organization such as an accounting firm, credit rating agency or other organizations designated in the rules.  In the Transaction, NHN Games used the weighted average of the asset value and earnings value in assessing its stock value for the calculation of the stock exchange ratio.  Based on this formula (using April 14, 2010 as the base date for the calculation), the stock exchange ratio was 1.57262712 Common Shares per one NHN Games’ common share.

Deloitte Anjin LLC (“Deloitte”), a member firm of Deloitte Touche Tohmatsu, a Swiss Verein, verified the appropriateness of the merger value and stock exchange ratio pursuant to Article 176-5 of the Enforcement Decree.

The Company and NHN Games held the meetings of the board of directors on April 15 and approved the Transaction based on the exchange ratio verified by Deloitte.  After the board approvals, both companies entered into the Merger Agreement, filed a merger report on Data Analysis, Retrieval and Transfer System (“DART”)  of the Financial Supervisory Service of Korea (“FSS”) and made it public.  Both companies are obligated to call shareholders’ meetings to obtain approval from the shareholders in accordance with the articles of both companies and the Korean Commercial Code.  Shareholders of both companies opposing the Transaction will have appraisal rights under the Korean Commercial Code.

After the consummation of the Transaction, the Common Shares held by NHN Games will be transferred to the Company and be held as treasury shares, and NHN Games will cease to exist.  As noted above, the Arrangement will cease following the consummation of the Transaction.

We expect the Company’s current senior management team to stay on after the consummation of the Transaction.  There will be no changes to the present board of directors except that the single vacancy on the board is expected to be filled during the shareholder meeting to be held to approve the Transaction.  As NHN Games and the Company are in the same online game industry, the Company’s business will not change after the Transaction.

Until the consummation of the Transaction, the Reporting Persons intend to review their holdings in the Company on a continuing basis and, depending upon the price and availability of the Company securities, subsequent developments affecting the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing its investment in the Company.  As part of this ongoing review, Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Company.

Other than as described above, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of their directors or executive officers have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of the instructions to Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the English translation of the Merger Agreement filed as Exhibit 2.1 to this Amendment No. 3, and is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Company

(a)-(b)  There were 11,856,948 Common Shares outstanding (excluding treasury stock) as of the date hereof.

NHN Games individually owns 3,469,784 shares or 29.3% of the outstanding Common Shares.  Due to the Arrangement with the Individuals and the relationship with Chang Keun Kim as described above, NHN Games may be deemed to beneficially own the Common Shares held by Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song and Chang Keun Kim for purposes of Rule 13d-3 under the Exchange Act, in which case, his beneficial ownership represents 4,477,635 shares or 37.8% of the outstanding Common Shares.  NHN Games has the sole power to vote and dispose 3,469,784 Common Shares and has the shared power to vote 4,477,635 Common Shares.  NHN Games does not have shared power to dispose the Common Shares owned by others.

Each of Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song and Chang Keun Kim individually owns 398,636 shares or 3.4% of the outstanding Common Shares, 294,095 shares or 2.5% of the outstanding Common Shares, 305,120 shares or 2.6% of the outstanding Common Shares and 10,000 shares or 0.1% of the outstanding Common Shares, respectively.  Due to the Arrangement and relationship among the Reporting Persons, NHN Games, the Individuals and Chang Keun Kim may be deemed to have formed a group under Section 13(d)(3) of the Exchange Act, in which case, their beneficial ownership represents 4,477,635 shares or 37.8% of the outstanding Common Shares.  Each of

Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song and Chang Keun Kim has sole power to vote and dispose the Common Shares they individually own as described above.

Neither the filing of this Amendment No. 3 nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the beneficial owner of any of the Common Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)  Not applicable.

(d)  Not applicable.

(e)  On August 24, 2009 Hyung-Choel Kim resigned from his post as the CFO and Director of the Company and withdrew from the Arrangement and the group and ceased to be the beneficial owner of more than five percent of the Common Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Item 6 of the Schedule 13D is hereby supplemented by incorporating by reference in its entirety the description of the Transaction and the Arrangement set forth in Item 4 above.

Item 7. Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

2.1	English Translation of the Agreement and Plan of Merger between Webzen Inc. and NHN Games Co. Ltd., dated April 15, 2010

99.1	Power of Attorney executed by Nam-Ju Kim (incorporated by reference to Exhibit 1 to Amendment No. 1).

99.2	Power of Attorney executed by Ki-Yong Cho. (incorporated by reference to Exhibit 2 to Amendment No. 1).

99.3	Power of Attorney executed by Kil-Saup Song (incorporated by reference to Exhibit 3 to Amendment No. 1).

99.4	Power of Attorney executed by Chang Keun Kim (incorporated by reference to Exhibit 5 to Amendment No. 1).

99.5	Joint Filing Agreement among the Reporting Persons (incorporated by reference to Exhibit 6 to Amendment No. 1).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2010
(Date)
NHN Games Co., Ltd. /s/ Byoung Gwan Kim
(Signature)

Byoung Gwan Kim / CEO
(Name/Title)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2010
(Date)

/s/ Nam-Ju Kim
(Signature)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2010
(Date)

/s/ Ki-Yong Cho
(Signature)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2010
(Date)

/s/ Kil-Saup Song
(Signature)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2010
(Date)

/s/ Chang Keun Kim
(Signature)

Schedule A

DIRECTORS AND SENIOR EXECUTIVE OFFICERS OF NHN GAMES

The following is a list of the directors and senior executive officers of NHN Games, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person.  Each director and officer is a citizen of the Republic of Korea and the business address for each director and officer is Daerung Post Tower II, 13th Floor, 182-13 Guro3-Dong, Guro-Gu, Seoul 152-790, Korea.

Name	Present principal occupation

Byoung Gwan Kim	President, CEO and Director of NHN Games

In Joon Hwang	Director of NHN Games; CFO of NHN Corporation

Wook Jeong	Director of NHN Games; Chief Director of Game Business Group, NHN Corporation

Hyun Sung Kim	Auditor of NHN Games; Chief Director of Judicial Group, NHN Corporation